Selected Financial Data

The following table presents our selected financial data as at the dates and for each of the periods indicated.

The selected financial data as of June 30, 2008 and for each of the six months ended June 30, 2008 and 2007 has been derived from our unaudited interim consolidated financial statements and notes thereto contained in our other Report on Form 6-K filed today.

The selected financial data set forth below should be read in conjunction with our unaudited interim consolidated financial statements and notes thereto and Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in our other Report on Form 6-K filed today and our audited financial statements contained in our Annual Report on Form 20-F for the year ended December 31, 2007 which is incorporated herein by reference.

CANADIAN GAAP

	For the six months ended June 30,
Statement of Operation Data	2008	2007

	(Unaudited) $	(Unaudited) $
Revenues	3,429,835	4,595,450
Net loss for the period	(1,608,590)	(2,466,028)

Basic and diluted net loss per share	(0.11)	(0.17)
Weighted average number of shares outstanding - basic and diluted	14,637,531	14,491,054

CANADIAN GAAP

Balance Sheet Data	As at June 30, 2008

(Unaudited) $
Total assets	16,195,086
Total liabilities	1,991,620
Net assets	14,203,466
Working capital	5,247,419
Capital stock	96,556,485
Additional paid-in capital	5,796,164
Accumulated other comprehensive income	561,137
Accumulated deficit	(88,710,320)
Shareholders’ equity	14,203,466
Other	-
Cash dividends	None

U.S. GAAP

	For the six months ended June 30,
Statement of Operation Data	2008	2007

	(Unaudited)	(Unaudited)
	$	$
Revenues	3,429,835	4,595,450
Net loss for the period	(1,608,590)	(2,466,028)

Basic and diluted net loss per share	(0.11)	(0.17)
Weighted average number of shares outstanding - basic and diluted	14,637,531	14,491,054

U.S. GAAP

Balance Sheet Data	As at June 30, 2008

(Unaudited) $
Total assets	16,195,086
Total liabilities	1,991,620
Net assets	14,203,466
Working capital	5,247,419
Capital stock	113,326,055
Additional paid-in capital	6,833,854
Accumulated other comprehensive income	561,137
Accumulated deficit	(106,517,580)
Shareholders’ equity	14,203,466
Other	-
Cash dividends	None